Exhibit (a)(3)

3 West Plumeria Drive
San Jose, CA 95134

February 19, 2003

Dear option holder:

Due to today’s difficult market conditions, many option holders hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors (the “Board”) recognizes that the Company’s option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that Selectica will offer to exchange your outstanding options under Selectica’s 1996 Stock Plan, 1999 Equity Incentive Plan, 1996A Stock Plan, and 2001 Supplemental Plan with an exercise price of $4.17 or more for new options we will grant under an eligible option plan. You may tender (surrender) all or any portion of these options to the Company in exchange for new options, however you must tender all of the shares subject to each of the options you chose to tender. You also have the right to choose not to tender any of your options. If you elect to participate in this offer, however, you must tender all of your options granted since August 19, 2002.

The number of shares of common stock subject to the new options will be equal to one hundred percent (100%) of the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. We will grant the new options on the date of the first meeting of the compensation committee of the Selectica board of directors to be held during the first business week following the date that is six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on March 19, 2003 as currently scheduled, we will grant the new options during the business week following September 20, 2003.

You must be an employee of the Company from the date you tender options through the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and canceled by the Company.

The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except the per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Market on the date we grant the new options.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

The Company’s offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company’s offer.

If you have any questions about the offer, please call Richard Morales, Stock Administrator, at (408) 545-2627.

We thank you for your continued efforts on behalf of Selectica.

Sincerely,

/s/ Sanjay Mittal Dr. Sanjay Mittal President and Chief Executive Officer
Enclosures

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